UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Air T, Inc.
(Name of Issuer)

Common Stock, par value $0.25 per share
(Title of Class of Securities)

009207101
(CUSIP Number)

Sardar Biglari
Biglari Capital Corp.
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 009207101

1	NAME OF REPORTING PERSON The Lion Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 329,738
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 329,738
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 009207101

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 329,738
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 329,738
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 009207101

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 329,738
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 329,738
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 009207101

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 329,738 Shares owned directly by Lion Fund II is approximately $7,776,435, including brokerage commissions.  Such Shares were acquired with the working capital of Lion Fund II.

Lion Fund II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 8, 2016, Lion Fund II delivered a letter to the Issuer demanding production of certain of the Issuer’s books and records (the “Demand Letter”) pursuant to Section 220 of the Delaware General Corporation Law.  In the Demand Letter, Lion Fund II stated that it has concerns regarding potential mismanagement in connection with certain decisions made and transactions entered into by the Issuer at the direction and under the supervision of (i) the Board of Directors of the Issuer (the “Board”), (ii) committees of the Board, including the Corporate Opportunity Committee and the Capital Allocation Committee, and (iii) Nicholas J. Swenson, in his capacity as Chairman of the Board, President, Chief Executive Officer and Chairman of the Issuer’s Capital Allocation Committee, i.e., the allocation of the Issuer’s capital resources to investments, acquisitions and other transactions.  In related matters, Lion Fund II also stated that it has concerns regarding the involvement of the members of the Corporate Opportunity Committee of the Issuer and Mr. Swenson (and his affiliates), and whether any potential improper relationships or actions, conflicts of interest, materially inadequate disclosure, reporting violations, and breach of fiduciary duty has occurred by members of the Board relating to the foregoing matters.

In the Demand Letter, Lion Fund II stated that the purpose of the Demand Letter is to allow Lion Fund II to (i) examine the extent of any potential mismanagement, wrongdoing or waste at the Issuer and any potential claims for breach of fiduciary duty relating thereto, (ii) make an independent determination as to the existence and extent of any improper relationship or actions, materially inadequate disclosure, reporting violations, or breach of fiduciary duty by any members of the Board and (iii) evaluate the independence of the directors designated as such in the Issuer’s public filings, including the independence of the members of the Corporate Opportunity Committee.

CUSIP NO. 009207101

Item 5.	Interest in Securities of the Issuer.

Items 5(a-c) is hereby amended and restated to read as follows:

(a - c)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 2,372,527 Shares outstanding, which is the total number of Shares outstanding as of January 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2016.

As of the close of business on June 7, 2016, Lion Fund II owned directly 329,738 Shares, constituting approximately 13.9% of the Shares outstanding.  By virtue of their relationships with Lion Fund II discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by Lion Fund II.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by Lion Fund II.

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market, unless otherwise noted.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

CUSIP NO. 009207101

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 9, 2016
(Date)

THE LION FUND II, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

CUSIP NO. 009207101

 SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

THE LION FUND II, L.P.

(500)	25.00	04/12/2016
(360)	26.04*	05/05/2016
(550)	25.87*	05/09/2016
(1,864)	25.43*	05/10/2016
(800)	25.51*	05/31/2016

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* The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $26.00 to $26.25, $25.50 to $26.25, $25.41 to $25.53, and $25.50 to $25.53, respectively. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.